

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 11, 2025

Yucheng Hu
Chief Executive Officer
Mega Matrix Inc
Level 21, 88 Market Street
CapitaSpring
Singapore, 048948

> **Re: Mega Matrix Inc**
> **Registration Statement on Form F-3**
> **Filed September 4, 2025**
> **File No. 333-290026**

Dear Yucheng Hu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: John Yung